Filed by Sonus Networks, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sonus Networks, Inc.

Commission File No.: 001-34115

Creating a Global Leader in Real -Time Communications Software and Cloud Solutions ANNOUNCED MAY 23, 2017

Compelling Combination TWO INDUSTRY LEADERS Sonus Networks, Inc., a global leader in securing cloud and real-time communications, and GENBAND, a leading provider of carrier and enterprise network transformation and real-time communications solutions, will combine to create a leader in next-generation communications networking PRODUCTS & REACH Highly complementary product portfolios and expanded geographic reach SCALE AND CUSTOMERS Enhanced scale with deeper global sales footprint and more diversified customer base FINANCIAL PROFILE $ Significantly higher revenues, gross profit, earnings and cash flow from operations SYNERGIES $40 million - $50 million of anticipated annual cost synergies by end of 2018 FUTURE GROWTH Synergies and profitability enhance ability to invest in existing and future growth strategies on both sides 01 | SONUS + GENB AND

Financial Highlights $40-50MM $100MM+ $140MM ~$680MM ~$50MM COST SYNERGIES Projected by end of 2018 ANNUAL EBITDA Following Full Impact of Expected Synergies PROJECTED EBITDA Fiscal Year 2020 2016 COMBINED REVENUE 2016 COMBINED EBITDA

Complementary Strengths Virtualization, Software Defined Networking Signaling Session Border Controllers Policy & Routing Network Functions Virtualization Media Processing Session Border Controllers Softswitch, Gateways, Application Servers PRODUCTS & TECHNOLOGY ENTERPRISE Nortel PBX Base Session Border Controllers US, Japan, Latin America REGIONAL US, Canada, Europe, Middle East Security Analytics Control Platforms Kandy (CPaaS) PSTN Transformation* GROWTH INITIATIVES 03 | SONUS + GENB AND *Public Switched Telephone Network

Timeline to Close JUNE 28, 2017 Preliminary S-4 registration statement filed SEPTEMBER 22, 2017 S-4 declared effective by SEC EXPECTED CLOSING Q4 2017 MAY 23, 2017 Transaction announced; unanimously approved by Sonus and GENBAND Boards of Directors AUGUST 30, 2017 Record Date OCTOBER 26, 2017 Special meeting of shareholders to approve transaction Vote FOR the Transaction Use the enclosed proxy card. If you have any questions or need assistance voting your shares, contact: (888) 750-5834 - toll free (212) 750-5833 - collect

Forward Looking Statements IMPORTANT ADDITIONAL INFORMATION ABOUT THE TRANSACTION HAS BEEN FILED WITH THE SEC In connection with the proposed transaction, Solstice Sapphire Investments, Inc., a wholly-owned subsidiary of Sonus formed to act as a holding company in connection with the transaction (“NewCo”), has filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Sonus and GENBAND and certain of its affiliates (the “GENBAND Parties”) and a prospectus of NewCo, and Sonus and the parties will file with the SEC other relevant documents concerning the proposed transaction. The joint proxy statement/prospectus has been mailed to the Sonus stockholders and the GENBAND Party equity holders. SONUS STOCKHOLDERS AND GENBAND PARTY EQUITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other filings containing information about Sonus at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus and the other filings may also be obtained free of charge from Sonus’ Investor Relations website (http:// investors.sonusnet.com/) or by requesting them from Sonus’ corporate secretary at Sonus Networks, Inc., 4 Technology Park Drive, Westford, Massachusetts 01886, Attention: Corporate Secretary. Sonus, NewCo, the GENBAND Parties and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Sonus stockholders in connection with the proposed transaction. Information about the directors and executive officers of Sonus and their ownership of Sonus common stock is set forth in the joint proxy statement/prospectus. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction. Free copies of this document may be obtained as described in the preceding paragraphs. NO OFFERS OR SOLICITATIONS This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities,nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or 05 | SONUS + GENB AND

qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This communication contains “forward-looking statements”—that is, statements related to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” or “target.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the expected performance of the combined companies. Uncertainties that could cause actual results to be materially different than those expressed in Sonus’ and the GENBAND Parties’ forward-looking statements include the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction in a timely matter or at all. These or other uncertainties may cause actual future results to be materially different from those expressed in Sonus’ and the GENBAND Parties’ forward-looking statements. These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of Sonus or any GENBAND Party will be realized. Many factors could cause actual results to differ materially from these forward-looking statements with respect to the proposed transaction, including risks relating to the completion of the proposed transaction on anticipated terms and timing, including obtaining equity holder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, the ability of Sonus and the GENBAND Parties to integrate the business successfully and to achieve anticipated synergies, potential litigation relating to the proposed transaction, and the risk that disruptions from the proposed transaction will harm Sonus’ or the GENBAND Parties’ business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Sonus’ or the GENBAND Parties’ consolidated financial condition, results of operations or liquidity. Neither Sonus nor any GENBAND Party assumes any obligation to provide revisions to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

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